SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

NOTICE TO THE MARKET

Custodian Change for TIM Participações S.A. ADR Program

Rio de Janeiro, July 23, 2010 - Pursuant to CVM/SRE/GER-2/No. 806/2010 OFFICIAL LETTER, of July 6, 2010, TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU) communicates the approval, by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), of the change in the custodian for its ADR program to Banco Bradesco S.A., operating jointly with the depositary bank, or JP Morgan Chase Bank.

We hereby clarify that the other characteristics of TIM Participações S.A. ADR Program will be maintained as follows:

  Level II ADR Program
  Preferred Shares
  Parity: Each ADR corresponds to ten (10) preferred shares.
  ISIN Code: BRTCSLACNPR7.

Accordingly, as from July 26, 2010, investors willing to issue ADRs should deposit their shares under the custody of Banco Bradesco S.A. – user 2653-0 and client 33/9 – JP Morgan Chase Bank (TIM Participações S.A).

Rio de Janeiro, July 23, 2010.

TIM PARTICIPAções S.A.

Claudio Zezza

Chief Financial and Investors Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 23, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.